CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Point Blank Solutions, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of Point Blank Solutions, Inc. of our reports dated March 14, 2008, with respect to the consolidated balance sheets of Point Blank Solutions, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 Annual Report on Form 10-K of Point Blank Solutions, Inc. Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion on such effectiveness.

/s/ RACHLIN LLP
Fort Lauderdale, Florida
March 18, 2008